UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

In connection with the Special Meeting of Shareholders of Antelope Enterprise Holdings Ltd. (the “Company”), a company incorporated under the laws of the British Virgin Islands the Company hereby furnishes the following documents:

Exhibit	Description

99.1	Notice and Proxy Statement of Special Meeting of Shareholders, dated January 5, 2023, to be mailed to the shareholders of the Company in connection with the Special Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Special Meeting of Shareholders of the Company

Where to Find Additional Information

The Company is a foreign private issuer. As such, the proxy statement is not subject to review and comment by the Securities and Exchange Commission (the “SEC”). Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and the Special Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to c/o Jinjiang Hengda Ceramics Co., Ltd. Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Antelope Enterprise Holdings Ltd.

	By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: January 5, 2023